SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The GDL Fund
(Name of Issuer)

Series B Cumulative Puttable and Callable Preferred Shares ("Series B")
(Title of Class of Securities)

361570302
(CUSIP Number)

John Gabelli
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

_____________October 8, 2013____________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

 CUSIP No. 361570302
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG 1999 Descendants Trust
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 190,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 190,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 190,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 6.97%
14	Type of reporting person (SEE INSTRUCTIONS) OO

Item 1.                                        Security and Issuer
The class of equity securities to which this statement on Schedule 13D relates is the Series B Preferred Shares, of The GDL Fund (the "Issuer"), a Delaware trust with principal offices located at One Corporate Center, Rye, New York 10580.

Item 2.                                        Identity and Background
(a) This statement is being filed by MJG 1999 Descendants Trust (the "Reporting Person").
(b) The Reporting Person's business address is One Corporate Center, Rye, New York 10580.
(c)  The Reporting Person, an irrevocable trust, was created in accordance with the laws of the State of Delaware in 1999. John Gabelli is the Trustee and Mario J. Gabelli is the Settlor.
(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                        Source and Amount of Funds or Other Consideration
                                 The Reporting Persons used an aggregate of approximately $9,534,200 to purchase the Securities reported as beneficially owned in Item 5.

Item 4.                                        Purpose of Transaction
                                The Reporting Person purchased the Securities reported in Item 5 in a cross trade. The Reporting Person has purchased and holds the Securities reported by it for investment for an account for which it has sole investment and voting power.

Item 5.                                        Interest In Securities Of The Issuer
(a) The aggregate number of Securities to which this Schedule 13D relates is 190,000 Series B Shares representing 6.97% of the 2,724,641 shares outstanding as reported by the Issuer as of September 23, 2013. The Reporting Persons beneficially own those Securities as follows:
Shares of Series B Preferred	% of Series B Preferred
190,000	6.97%
(b) The Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, for its own benefit.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Person is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:            October 17, 2013

MJG 1999 DESCENDANTS TRUST

By:/s/ John Gabelli
     John Gabelli
     Trustee

 SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

 THE GDL FUND – SERIES B PREFERRED

           MJG 1999 DESCENDANTS TRUST
                      10/08/13          190,000           50.1800*

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) THE SHARES REPORTED WERE PURCHASED IN A CROSS TRADE.